Filed by SunTrust Banks, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SunTrust Banks, Inc.

Commission File No.: 001-08918

Date: February 7, 2019

The following is a joint communication issued by each of SunTrust Banks, Inc. and BB&T Corporation on February 7, 2019.

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Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of BB&T and SunTrust. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects," "could," "may," "should," "will" or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on BB&T's and SunTrust's current expectations and assumptions regarding BB&T's and SunTrust's businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect BB&T's or SunTrust's future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between BB&T and SunTrust, the outcome of any legal proceedings that may be instituted against BB&T or SunTrust, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BB&T and SunTrust do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management's attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of BB&T and SunTrust successfully, and the dilution caused by BB&T's issuance of additional shares of its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, each of BB&T and SunTrust disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding BB&T, SunTrust and factors which could affect the forward-looking statements contained herein can be found in BB&T's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2018, June 30, 2018 and September 30, 2018, and its other filings with the Securities and Exchange Commission ("SEC"), and in SunTrust's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2018, June 30, 2018 and September 30, 2018, and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger with SunTrust, BB&T will file with the SEC a registration statement on Form S-4 to register the shares of BB&T's capital stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of BB&T and SunTrust seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT BB&T, SUNTRUST, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BB&T at its website, www.bbt.com, or from SunTrust at its website, www.suntrust.com. Documents filed with the SEC by BB&T will be available free of charge by accessing BB&T's website at http://bbt.com/ under the tab "About BB&T" and then under the heading "Investor Relations" or, alternatively, by directing a request by telephone or mail to BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina, (336) 733-3065, and documents filed with the SEC by SunTrust will be available free of charge by accessing SunTrust's website at http://suntrust.com/ under the tab "Investor Relations," and then under the heading "Financial Information" or, alternatively, by directing a request by telephone or mail to SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, Georgia 30308, (877) 930-8971.

Participants in the Solicitation

BB&T, SunTrust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of BB&T and SunTrust in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about BB&T, and its directors and executive officers, may be found in the definitive proxy statement of BB&T relating to its 2018 Annual Meeting of Shareholders filed with the SEC on March 15, 2018, and other documents filed by BB&T with the SEC. Additional information about SunTrust, and its directors and executive officers, may be found in

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Two Legacies, One Future BB&T and SunTrust are coming together in a transformational merger of equals to create the premier financial institution in thecountry. The combination of these two iconic franchises creates the sixth-largest U.S. bank with 275 years of combined history serving clients and communities in some of the best markets in the country. With our shared mission- and purpose- driven cultures, our combined company will have an accelerated capacity to invest in transformational technologies for our clients. FACT SHEET PRESS RELEASE

A message from BB&T Chief Executive Officer Kelly King and SunTrust Chief Executive Officer Bill Rogers: “Together with Bill’s leadership and our new SunTrust teammates, we’re going to bring the best of both companies Forward to serve our clients and communities more than ever before.” - Kelly King “Kelly and I know each other well, and we believe that by bringing together these two purpose-driven institutions, we will accelerate our capacity to invest in transformational technologies for our clients and drive our shared mission Further Forward than either of us could do alone.” - Bill Rogers

Our New, Combined Company by the Numbers Si 6 01 6th $442B $301B $324B-10MM Largest U.S. Bank by Assets Assets LoansDepositsHouseholdsintheU.S. + Deposits Stay Connected

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Investors Investor Resources INVESTOR PRESENTATION ANNOUNCEMENT PRESS RELEASE TRANSACTION FACT SHEET Investor Contacts SunTrust SunTrust Investor Relations Ankur Vyas Investor Relations (404) 827-6714 Ankur.Vyas@SunTrust.com BB&T BB&T Investor Relations Richard Baytosh Investor Relations (336) 733-0732 RBaytosh@BBandT.com

Investor Contacts Investor Resources SunTrust SunTrust Investor Relations Ankur Vyas Investor Relations (404) 827-6714 Ankur.Vyas@SunTrust.com BB&T BB&T Investor Relations Richard Baytosh Investor Relations (336) 733-0732 RBaytosh@BBandT.com ANNOUNCEMENT PRESS RELEASE

Teammates + Associates We are bringing together two like-minded and strong teams to create the premier financial institution in the country. The newnstitution will be a reflection of both companies’ rich mission and purpose-driven cultures, but strengthened to deliver an enduring competitive position in this digital era. But some things will remain the same. In a reflection of the equal contribution both banks bring to the new institution, the combined companies will operate under a new name and brand, which will be determined prior to closing. The combined company’s board of directors and executive management team will also be evenly split between the two institutions. A new corporate headquarters will be established upon close of the transaction in Charlotte, including an Innovation and Technology Center to drive transformative initiatives. We’re deeply committed to maintaining a strong presence and financial commitment to our current home markets. The combined company will maintain the Community Banking Center in Winston-Salem and the Wholesale Banking Center located in Atlanta. This continued strong presence is also supported by the combined company’s intention to maintain the respective banks’ current levels of community investment in both cities.

Meet your leaders. Kelly King Bill Rogers

Kelly King BB&T CEO Kelly King has Forged a lifetime of leadership experience with BB&T, devoting 33 of his 46 years of service to BB&T as a member of the Executive Management Team. As chairman of BB&T since January 2010, he has been president and chief executive officer of BB&T Corporation and chairman and chief executive officer of Branch Banking & Trust Company since January 2009. View Bio Bill Rogers SunTrust CEO William H. Rogers, Jr. (Bill) is chairman and chief executive officer of SunTrust Banks, Inc., one of the nation’s largest financial services companies serving 5 million households and business clients. SunTrust operates an extensive retail banking network throughout the Southeast and Mid-Atlantic states, and serves clients nationally in corporate and investment banking, commercial real estate, mortgage, private wealth management and consumer lending. View Bio The combined company will be led by Kelly King, Chairman and Chief Executive Officer of BB&T until September 2021, after which time he will serve as Executive Chairman of both entities until March 12, 2022. Bill Rogers, Chairman and Chief Executive Officer of SunTrust will serve as President and Chief Operating Officer of the combined company until September 2021 at which time he will become Chief Executive Officer of the combined company. In March 2022, Bill Rogers will become Chairman, in addition to Chief Executive Officer of the combined company. The combined company’s board of directors and executive management team will also be evenly split between the two institutions.

private wealth management and consumer lending. View Bio View Bio The combined company will be led by Kelly King, Chairman and Chief Executive Officer of BB&T until September 2021, after which time he will serve as Executive Chairman of both entities until March 12, 2022. Bill Rogers, Chairman and Chief Executive Officer of SunTrust will serve as President and Chief Operating Officer of the combined company until September 2021 at which time he will become Chief Executive Officer of the combined company. In March 2022, Bill Rogers will become Chairman, in addition to Chief Executive Officer of the combined company. The combined company’s board of directors and executive management team will also be evenly split between the two institutions.

Clients The name will eventually change. But the exceptional client service you’ve come to expect from BB&T and SunTrustwon’t change. Imagine a personal touch combined with the digital innovation you expect, delivered on adaily basis. That’swhat thecombined talent, capabilities and technology of our new company will deliver. Questions? Call our client call centers for additional information. SunTrust: 800-786-8787 BB&T: 800-BANK-BBT (800-226-5228) Need information about banking with BB&T: Click Here Need information about banking with SunTrust: Click Here

The name will eventually change. But the exceptional client service you’ve come to expect from BB&TandSunTrust won’t change. Imagine a personal touch combined with the digital innovation you expect, delivered on adailybasis. That’s what the combined talent, capabilities and technology of our new company will deliver. Questions? Call our client call centers for additional information. SunTrust: 800-786-8787 BB&T: 800-BANK-BBT (800-226-5228) Need information about banking with BB&T: Click Here Need information about banking with SunTrust: Click Here

Community Both companies are deeply committed to building and sustaining our communities and believe the steadfast work we do in them is the best investment we can make. The strength of this new company will increase our ability to continue Lighting the Way to Financial Well-Being and Making the World a Better Place to Be. In a reflection of the equal contribution both banks bring to the new institution, the combined companies will operate under a new name and brand, which will be determined prior to closing. The combined company’s board of directors and executive management team will also be evenly split between the two institutions. A new corporate headquarters will be established upon close of the transaction in Charlotte, including an Innovation and Technology Center to drive transformative initiatives. We’re deeply committed to maintaining a strong presence and financial commitment to our current home markets. The combined company will maintain the Community Banking Center in Winston-Salem and the Wholesale Banking Center located in Atlanta. This continued strong presence is also supported by the combined company’s intention to maintain the respective banks’ current levels of community investment in both cities.

Both companies are deeply committed to building and sustaining our communities and believe the steadfast work we do in them is the best investment we can make. The strength of this new company will increase our ability to continue Lighting the Way to Financial Well-Being and Making the World a Better Place to Be. In a reflection of the equal contribution both banks bring to the new institution, the combined companies will operate under a new name and brand, which will be determined prior to closing. The combined company’s board of directors and executive management team will also be evenly split between the two institutions. A new corporate headquarters will be established upon close of the transaction in Charlotte, including an Innovation and Technology Center to drive transformative initiatives. We’re deeply committed to maintaining a strong presence and financial commitment to our current home markets. The combined company will maintain the Community Banking Center in Winston-Salem and the Wholesale Banking Center located in Atlanta. This continued strong presence is also supported by the combined company’s intention to maintain the respective banks’ current levels of community investment in both cities.

Media Center Media Resources TRANSACTION FACT SHEET ANNOUNCEMENT PRESS RELEASE Media Contacts SunTrust Mike McCoy Media Relations (404) 588-7230 michael.mccoy@suntrust.com BB&T Brian Davis Corporate Communications (336)733-2542 Media@BBT.com

Media Resources Media Contacts SunTrust Mike McCoy Media Relations (404) 588-7230 michael.mccoy@suntrust.com BB&T Brian Davis Corporate Communications (336)733-2542 Media@BBT.com ANNOUNCEMENT PRESS RELEASE

Contact Investor Contacts SunTrust Ankur Vyas Investor Relations (404) 827-6714 Ankur.Vyas@SunTrust.com BB&T Richard Baytosh Investor Relations (336) 733-0732 RBaytosh@BBandT.com Media Contacts SunTrust Mike McCoy Media Relations (404) 588-7230 michael.mccoy@suntrust.com BB&T Corporate Communications Media@BBT.com

Media Contacts Investor Contacts SunTrust Ankur Vyas Investor Relations (404) 827-6714 Ankur.Vyas@SunTrust.com BB&T Richard Baytosh Investor Relations (336) 733-0732 RBaytosh@BBandT.com SunTrust Mike McCoy Media Relations (404) 588-7230 michael.mccoy@suntrust.com BB&T Corporate Communications Media@BBT.com